CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$10,880,000	$1,263.17

Pricing Supplement no. 1024 Pricing supplement To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 165-A-III dated October 18, 2010	Registration Statement No. 333-155535 Dated December 23, 2010 Rule 424(b)(2)Pricing supplement

Structured Investments	JPMorgan Chase & Co. $10,880,000 Floored Floating Rate Notes Linked to 3-Month USD LIBOR due December 30, 2020

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 30, 2020.
  With respect to the Initial Interest Periods (which we expect to be from December 30, 2010 through but excluding December 30, 2012), Interest on the notes will be payable quarterly in arrears at a rate equal to 4.25% per annum. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable quarterly in arrears at a rate per annum equal to 3-Month USD LIBOR plus 1.00 % provided that such Interest Rate will not be greater than the Maximum Interest Rate of 7.00% per annum or less than the Minimum Interest Rate of 0.00% per annum.
  The notes are designed for investors who seek (a) quarterly interest payments that are, for the Initial Interest Periods, fixed at 4.25% per annum, and then for all subsequent Interest Periods are linked to 3-Month USD LIBOR as determined on each Interest Reset Date plus 1.00%, subject to the Maximum Interest Rate of 7.00% per annum and the Minimum Interest Rate of 0.00% per annum, and (b) return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Interest will be payable based on 90 calendar days in each Interest Period and a 360-day year.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on December 23, 2010 and will settle on or about December 30, 2010.

Key Terms

Maturity Date:	December 30, 2020
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × Day-Count Fraction.
Interest Rate:

With respect to each Initial Interest Period (which we expect to be from December 30, 2010 through but excluding December 30, 2012), a rate equal to 4.25% per annum, and with respect to each Interest Period thereafter, a rate per annum equal to 3–Month USD LIBOR plus 1.00% on each applicable Interest Reset Date, provided that such rate will not be greater than the Maximum Interest Rate of 7.00% or less than the Minimum Interest Rate of 0.00% per annum.

Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	7.00% per annum
Initial Interest Rate:	4.25% per annum
Initial Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding December 30, 2012.

3-Month USD LIBOR:

3-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the calculation agent. If on the applicable Interest Reset Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 165-A-III.

Interest Reset Date:	After the Initial Interest Periods, two London Business Days immediately prior to the beginning of the applicable Interest Period.
Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest will be payable quarterly in arrears on the 30th calendar day of each March, June, September and December (each such date, an “Interest Payment Date”), commencing March 30, 2011, to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, you will receive your initial investment in the notes plus any accrued and unpaid interest.
Day-Count Fraction:	90 /360
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:

Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

CUSIP:	48124A5S2

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 165-A-III and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 165-A-III and this pricing supplement if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (2)(3)	Proceeds to Us

Per note	At variable prices	$20.01	$979.99

Total	At variable prices	$217,708.80	$10,662,291.20

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.01per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated or the unaffiliated arranging dealer of $9.43 per $1,000 principal amount note. JPMS will allow selling concessions from the price of the notes at the time of sale to other affiliated or the unaffiliated arranging dealer of up to $9.43 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest) beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

(3)

JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices; provided that such price is not less than $992.50 per principal amount note and not more than $1,000.00 per principal amount note. See “Plan of Distribution (Conflicts of Interest) beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 23, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-III dated October 18, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes and supplements the term sheet related hereto dated December 21, 2010, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-III dated October 18, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210004437/e40448_424b2.htm

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY – At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of 3-Month USD LIBOR during the term of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS – With respect to the Initial Interest Periods (expected to begin on December 30, 2010 through but excluding December 30, 2012), a rate per annum equal to 4.25%. With respect to each Interest Period thereafter, a rate per annum equal to 3-Month USD LIBOR plus 1.00% on each applicable Interest Reset Date, provided that such rate will not be greater than the Maximum Interest Rate of 7.00% or less than the Minimum Interest Rate of 0.00% per annum. Interest will be payable quarterly in arrears on the 30th calendar day of each March, June, September and December, commencing March 30, 2011, to and including the Maturity Date. The quarterly interest payments after the Initial Interest Periods are affected by, and contingent upon, 3-Month USD LIBOR, subject to the Maximum Interest Rate and the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-III.  Except to the extent of original issue discount, if any, during the term of the notes, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.  In addition, a U.S. Holder (as defined in the accompanying prospectus supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income.  You should review the discussion set forth in “United States Federal Taxation– Tax Consequences to U.S. Holders– Original Issue Discount” in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.  Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.  Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

  AFTER THE INITIAL INTEREST PERIODS THE NOTES WILL PAY AN ANNUAL INTEREST RATE, WHICH MAY BE 0.00% PER ANNUM — For the applicable Initial Interest Period your notes will pay an annual interest rate equal to 4.25%, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 1.00%, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. Therefore, if 3-Month USD LIBOR is equal to 0.00% for any Interest Period after the Initial Interest Periods, the Interest Rate on your notes for such Interest Period will be equal to the Minimum Rate of 1.00% per annum, and, if 3-Month USD LIBOR is less than 0.00% for any Interest Period after the Initial Interest Periods, the Interest Rate on your notes for such Interest Period will be equal to the Minimum Rate of 0.00% per annum.
  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period after the Initial Interest Periods will be equal to 3-Month USD LIBOR plus 1.00% subject to the Maximum Interest Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 0.00% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any Interest Period after the Initial Interest Period may be equal to 0.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON 3-MONTH USD LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL — 3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period other than an Initial Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period other than an Initial Interest Period.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. JPMorgan Chase Bank, National Association, an affiliate of the issuer, may be one of the banks polled by the British Banking Association in their daily determination of 3-Month USD LIBOR. JPMorgan Chase Bank, National Association’s participation in this poll may affect 3-Month USD LIBOR.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Interest Reset Date after the Initial Interest Periods, if 3-Month USD LIBOR is greater than the Maximum Interest Rate of 7.00% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $70.00 per $1,000 principal amount note per annum prorated on a 360 day basis, regardless of the performance of 3-Month USD LIBOR. In other words, if 3-Month USD LIBOR is greater than or equal to 6.00%, your Interest Rate will be capped at 7.00% per annum.
  3-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest payable on notes after the Initial Interest Periods will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
    changes in, or perceptions, about future 3-Month USD LIBOR levels;
    general economic conditions in the United States;
    prevailing interest rates; and
    policies of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

  3-MONTH USD LIBOR MAY BE VOLATILE — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
    supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
    sentiment regarding underlying strength in the U.S. and global economies;
    expectations regarding the level of price inflation;
    sentiment regarding credit quality in the U.S. and global credit markets;
    central bank policy regarding interest rates;
    inflation and expectations concerning inflation; and
    performance of capital markets.
  Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing or an Interest Rate of 0.00% per annum and thus in the reduction of interest payable on the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  VARIABLE PRICE REOFFERING RISKS — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of 3-Month USD LIBOR;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Interest Rate for an Interest Period other than an Initial Interest Period

The Interest Rate for each Initial Interest Period will be 4.25% per annum. The following table illustrates the Interest Rate determination for an Interest Period other than an Initial Interest Period for a hypothetical range of performance for 3-Month USD LIBOR and reflects the spread of 1.00%, the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. The hypothetical 3-Month USD LIBORs and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate (after the Initial Interest Period)
10.00%	+	1.00%	=	7.00%*
9.00%	+	1.00%	=	7.00%*
8.00%	+	1.00%	=	7.00%*
7.00%	+	1.00%	=	7.00%*
6.00%	+	1.00%	=	7.00%*
5.00%	+	1.00%	=	6.00%
4.00%	+	1.00%	=	5.00%
3.00%	+	1.00%	=	4.00%
2.00%	+	1.00%	=	3.00%
1.00%	+	1.00%	=	2.00%
0.00%	+	1.00%	=	1.00
-1.00%	+	1.00%	=	0.00%**
-2.00%	+	1.00%	=	0.00%**

 *The Interest Rate cannot be greater than the Maximum Interest Rate of 7.00% per annum.

**The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume that each Interest Period is not an Initial Interest Period, assuming 90 calendar days in each Interest Period.

Example 1: After the Initial Interest Periods, 3-Month USD LIBOR is 5.00%. The Interest Rate is 6.00% per annum calculated as follows:

5.00% + 1.00% = 6.00%

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 6.00% × (90/360) = $15.00

Example 2: After the Initial Interest Periods, 3-Month USD LIBOR is 7.00%. Because 3-Month USD LIBOR of 7.00% plus 1.00% exceeds the Maximum Interest Rate of 7.00% per annum, the Interest Rate is the Maximum Interest Rate of 7.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 7.00% × (90/360) = $17.50

Example 3: After the Initial Interest Periods, 3-Month USD LIBOR is -2.00%. Because 3-Month USD LIBOR of -2.00% plus 1.00% less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is the Minimum Interest Rate of 0.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.00% × (90/360) = $0.00

Historical Information

The following graph sets forth the daily historical performance of 3-Month USD LIBOR from January 2, 1995 through December 22, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page “LIBOR01” at approximately 11:00 a.m., London time on December 22, 2010 was 0.30281%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Interest Reset Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in any positive Interest Payments or a return of more than the principal amount of your notes plus the Initial Interest Payments.